Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three and six months ended June 30, 2019 and 2020 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2019 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 23, 2020 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of September 23, 2020.

Overview

We are a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing 120 different countries as of August 31, 2020, or an average of over 660 data points per patient. Our platform includes multiomic data (such as epidemiologic, phenotypic, proteomic, metabolomic and genetic data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified two reportable segments:

•                  Pharmaceutical.  Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of June 30, 2020, we collaborated with over 40 pharmaceutical partners for over 45 different rare diseases. In addition, out of the over 60 single biomarker development programs as of June 30, 2020, 33 were used in connection with our pharmaceutical collaborations.   Since early 2020, we also started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary disease. Our new approach includes a tandem mass spectrometry (ion mobility quadrupole time-of-flight mass spectrometry) methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has proven successful in the identification of new biomarkers. The new biomarker candidates identified are then further validated and optimized in epidemiological clinical trials.

•                  Diagnostics.  Our diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of June 30, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 7,500 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

We have also commenced testing for COVID-19 since the end of March 2020.  Our COVID-19 test is a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in CENTOGENE’s CAP / CLIA / ISO certified analytical laboratory and has received Emergency Use Authorization (EUA) by the United States Food and Drug Administration (FDA) for use by authorized laboratories. The tests are processed in our specialized laboratories in Hamburg and Frankfurt, Germany, which were newly established in April 2020 and July 2020, respectively.  To date,  some of the test requests for our COVID-19 tests are offered free of charge as additional measures to protect our employees as well as initiatives to support the community to overcome the challenges of the pandemic, while the billable tests are offered through collaborations with the state government and other companies.

In the three months ended June 30, 2020, we received over 84,400 test requests, of which 65,850 account for COVID-19 tests.  Excluding the COVID-19 test requests, we received 18,550 test requests in the three months ended June 30, 2020, representing a 43.1% decrease as compared to approximately 32,600 test requests received during the three months ended June 30, 2019.  In the six months ended June 30, 2020, we received approximately 121,100 test requests, of which over 70,050 account for our COVID-19 tests.  Excluding the COVID-19 test requests, we received 51,050 test requests in the six months ended June 30, 2020, representing a 18.1% decrease as compared to approximately 62,300 test requests received in the six months ended June 30, 2019.

Our revenue for the three months ended June 30, 2020 was €9,719 thousand, a decrease of €1,487 thousand, or 13.3%, from €11,206 thousand for the three months ended June 30, 2019. Our pharmaceutical and diagnostics segments contributed 40.5% and 59.5%, respectively, of our total revenues for the three months ended June 30, 2020, as compared to 40.8% and 59.2%, respectively, of our total revenues for the three months ended June 30, 2019. Test requests received by our pharmaceutical segment in the three months ended June 30, 2020 were 9,900, representing a decrease of 40.7% as compared to 16,700 test requests received in the three months ended June 30, 2019.  Test requests received by our diagnostics segment in the three months ended June 30, 2020, excluding COVID-19 test requests, were 7,000, representing a decrease of 45.7% as compared to 12,900 test requests received in the three months ended June 30, 2019.

Our revenue for the six months ended June 30, 2020 was €21,824 thousand, a decrease of €97 thousand, or 0.4%, from €21,921 thousand for the six months ended June 30, 2019. Our pharmaceutical and diagnostics segments contributed 38.9% and 61.1%, respectively, of our total revenues for the six months ended June 30, 2020, as compared to 39.7% and 60.3%, respectively, of our total revenues for the six months ended June 30, 2019. Test requests received by our pharmaceutical segment in the six months ended June 30, 2020 were 27,500, representing a decrease of 11.0% as compared to 30,900 test requests received in the six months ended June 30, 2019.  Test requests received by our diagnostics segment in the six months ended June 30, 2020, excluding COVID-19 test requests, were 20,000, representing a decrease of 22.8% as compared to 25,900 test requests received in the six months ended June 30, 2019.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended June 30, 2020, we incurred research and development expenses of €3,119 thousand, an increase of €712 thousand, or 29.6%, from €2,407 thousand for the three months ended June 30, 2019.  During the three months ended June 30, 2020 and 2019, we received 1,650 and 3,000 test requests for our internal research and development projects, respectively.  For the six months ended June 30, 2020, we incurred research and development expenses of €5,810 thousand, an increase of €1,702 thousand, or 41.4%, from €4,108 thousand for the six months ended June 30, 2019.  During the six months ended June 30, 2020 and 2019, we received 3,550 and 5,500 test requests for our internal research and development projects, respectively.

For the three months ended June 30, 2020, our loss before taxes was €10,360 thousand, an increase of €4,068 thousand, or 64.7%, from €6,292 thousand for the three months ended June 30, 2019.  For the six months ended June 30, 2020, our loss before taxes was €18,967 thousand, an increase of €7,568 thousand, or 66.4%, from €11,399 thousand for the six months ended June 30, 2019.

Recent Developments

Effect of the COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and mandatory maintenance of physical distance between individuals.  We have been continuously monitoring the situation and have taken a series of measures to protect our employees and safeguard our operations.   By the end of May 2020, the Company was able to have most of the employees return to work at the office by implementing regular testing.  In addition, we have purchased additional inventories to secure the materials required for our COVID-19 tests as well as for those used in our routine business.

As part of the Company’s initiative to assist local, national and international authorities in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a ‘‘new’’ normal, the Company commenced testing for COVID-19 in March 2020.  We offer a comprehensive and high quality COVID-19 testing solution to the community.   This includes our COVID-19 tests, which received EUAs from the FDA in July 2020; our CentoSwab, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and our Corona-App and test portal, a secure digital platform following stringent data privacy measures in compliance with the General Data Protection Regulation (GDPR) and the Health Insurance Portability and Accountability Act (HIPAA), allowing seamless registration and result notification.

Starting from the Mecklenburg-Western Pomerania region of Germany, where we focused on employees and essential workers in Rostock, our COVID-19 testing solution was further expanded to nursing homes as well as to high school students in Germany, and made available to the rest of the world since May 2020.  Some of our tests are offered free of charge by the Company, while others are offered in collaboration with the state government and other companies.  In particular, we entered into the following collaborations during the three months ended June 30, 2020:

•                  Collaboration with the OESIS Network Inc., a network of more than 600 schools across the United States, to conduct COVID-19 screening in schools in June 2020.

•                  Partnership with Lufthansa and Fraport, the operator of Frankfurt airport, to open the first COVID-19 walk-in test center at Frankfurt airport, offering COVID-19 testing to passengers flying to and from Frankfurt airport, as well as the general public who wish to perform COVID-19 tests, starting from the end June 2020.

Subsequent to June 2020, additional test centers were opened at Munich and Nuremberg Central Stations offering COVID-19 tests to travelers returning to Germany from “high risk regions” as defined by the Robert Koch Institute (RKI), the public health agency which compiles the COVID-19 statistics in Germany.  In August 2020, we opened an additional walk-in testing facility at Hamburg Airport offering COVID-19 testing to passengers departing from Hamburg and returning to Hamburg from “non-high risk” countries, as well as to the general public.   In addition, we are offering our testing kits, CentoKit-19, through the online marketplace Amazon in Germany.  The CentoKit-19 consists of a CE-labelled CentoSwab (a two-component dry plastic swab for oropharyngeal swab sampling), a collection tube with barcode sticker, and labelled and prepaid return boxes.

We received 65,850 and 70,050 test requests, respectively, for our COVID-19 tests in the three and six months ended June 30, 2020.  Out of the total test requests received for the six months ended June 30, 2020, approximately 22,210 test requests were provided to our employees, the community and for research and development purposes and were free of charge.  Revenues generated from the testing for COVID-19 and sales of CentoSwab for the three and six months ended June 30, 2020 amounted to €2,082 thousand and €2,095 thousand, respectively, and are included in the revenues of the diagnostics segment.  Total direct costs incurred for the COVID-19 tests in the three and six months ended June 30, 2020 amounted to €1,283 thousand and €1,360 thousand, respectively, of which €424 thousand and €483 thousand, respectively, were related to the free of charge tests and were, accordingly, included in general administrative expenses and research and development expenses, as appropriate.

To support the expansion of our COVID-19 test offerings, the Company, in April 2020, acquired laboratory facilities and equipment for a total consideration of €1.8 million and leased laboratory space in Hamburg, Germany.   Subsequently, in July 2020, the Company leased further laboratory space in Frankfurt, Germany.   Total investments in COVID-19 testing as of June 30, 2020 amounted to approximately €2.5 million, of which approximately €1.9 million and €0.6 million, respectively, are included in property, plant and equipment and right-of-use assets.  In addition, we have secured the production and supply of a sample collection kit for COVID-19 test, CentoSwab.

Due to the measures implemented to control the further spread of the outbreak, including “social distancing”, as well as the allocation of healthcare resources to treating those infected with the virus, we have seen a significant decrease in our sample volume related to our routine diagnostics business and pharmaceutical collaborations with fee per sample structure.  In addition, the pandemic also slowed the progress of the clinical studies of our pharmaceutical partners with whom we collaborate, which adversely affected our pharmaceutical business.  In addition, travel restrictions and the cancellation of conferences and seminars also delayed the conclusion of new collaborations with our pharmaceutical partners.

We saw a recovery in the number of test requests in July and August 2020, with the volume of test requests related to our diagnostics segment (ex- COVID-19 testing) and pharmaceutical segment in the period exceeding the volume of test requests received in the three months ended June 30, 2019.  We also successfully concluded five additional collaborations with our existing pharmaceutical partners subsequent to June 30, 2020. In addition, we received over 199,000 COVID-19  test requests in July and August 2020, of which approximately 163,850 were from Frankfurt and Hamburg airports, and approximately 22,420 tests were offered free of charge.

The graph below shows the number of  COVID-19 test requests received from the commencement of the testing in March 2020 to August 31, 2020.

*Test requests for COVID-19 for March to May 2020 are aggregated and shown in one column, representing the test requests before walk-in testing centers were established.

The price we charged for the COVID-19 tests ranged from €50 per test to €140 per test, depending on different factors such as turnaround time.  Therefore, we anticipate that the negative temporary impact on our core diagnostics and pharmaceutical revenues will be offset by the revenues from our COVID-19 tests.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the probability of the occurrence of a second outbreak and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics odyssey of rare disease patients and accelerating the development of new orphan drugs.  In particular, we entered into the following collaborations subsequent to the three months ended June 30, 2020:

•                  Collaboration with Molecular Health GmbH (“Molecular Health”) to jointly initiate the Real-life data and Innovative Bioinformatic Algorithms (“RIBA”) project.  Starting with epilepsy, RIBA aims to foster a unique novel precision medicine environment to accelerate, de-risk and improve the development of new orphan drugs by combining large real-life data sets in rare disease in our global proprietary rare disease platform, with the innovative artificial intelligence, computational algorithms and expertise of Molecular Health.

•                  Collaboration with Evotec SE (“Evotec”) in the research, discovery and development of medical solutions for rare diseases related to the protein target glucocerebrosidase (“GBA”), a well-known gene linked to Gaucher disease.  This collaboration combines our global proprietary rare disease platform and biomarker expertise, with the induced pluripotent stem cell (“iPSC”) platform, drug discovery and development capabilities of Evotec.

As of August 31, 2020, our global proprietary rare disease platform included real-world data repository with approximately 570,000 patients representing 120 different countries, an increase of 26.7% as compared to the number of patients in our platform as of August 31, 2019.   In August 2020, we released an update of CentoMD 5.8, our rare disease mutation database that includes validated, curated and anonymized patient data from our rare disease platform.  Our CentoMD 5.8 includes curated data from over 430,000 patients with over 12.7 million unique variants and over 3,900 associated phenotypes.

We also released an update of CentoLSD, powered by CentoMD, which we believe is the world’s largest knowledge-driven lysosomal storage disease (“LSD”) database.  CentoLSD allows researchers, pharmaceutical partners, and clinicians to access a comprehensive database of GBA and GLA genetic variants classified through a standardized curation workflow, and is accessible through our website free of charge, for the purpose of enhancing a global understanding and the potential treatment opportunities for rare disease patients.

Follow-on Equity Offering

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share).  Aggregate offering proceeds, net of underwriting discounts and commissions, to the Company and the selling shareholders were €24 million and €18 million, respectively. With the additional funding from the Follow-on Equity Offering, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

We expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. As a result, we expect revenue from the pharmaceutical segment to increase as a proportion of total revenue over time. We expect revenue from our diagnostics segment to grow in absolute terms but decrease as a percentage of total revenue as we focus on growth in our pharmaceutical segment.

Changes in revenue mix between our pharmaceutical and diagnostics segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our pharmaceutical segment and therefore generate higher returns from our pharmaceutical segment contracts than from our diagnostics segment contracts. As a result, we anticipate our gross profit as a percentage of total revenues to improve in the future.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects—Operating Results—Financial Operations Overview” in our Annual Report.

Results of Operations

Three and Six Months Ended June 30, 2020 Compared to Three and Six Months Ended June 30, 2019

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	11,206	9,719	21,921	21,824
Cost of sales	6,114	6,815	12,858	13,833
Gross profit	5,092	2,904	9,063	7,991
Research and development expenses	2,407	3,119	4,108	5,810
General administrative expenses	5,693	7,767	11,603	15,665
Selling expenses	2,345	2,386	4,356	4,712
Other operating income	590	801	1,688	1,746
Other operating expenses	122	537	464	1,812
Real estate transfer tax expenses	1,200	—	1,200	—
Operating loss	(6,085)	(10,104)	(10,980)	(18,262)
Interest and similar income	4	13	12	13
Interest and similar expenses	221	269	431	718
Finance costs, net	(207)	(256)	(419)	(705)
Loss before taxes	(6,292)	(10,360)	(11,399)	(18,967)
Income tax (benefits)/expenses	(11)	—	163	129
Loss for the period	(6,281)	(10,360)	(11,562)	(19,096)
Other comprehensive income/(loss)	8	(6)	10	70
Total comprehensive loss for the period	(6,273)	(10,366)	(11,552)	(19,026)
Total comprehensive loss for the period attributable to the equity holders of the parent	(6,216)	(10,364)	(11,426)	(18,963)

Loss per share – Basic and diluted (in €)	(0.39)	(0.52)	(0.72)	(0.95)

Revenue

Our total revenues for the three and six months ended June 30, 2020 were €9,719 thousand and €21,824 thousand, respectively, representing decreases of €1,487 thousand and €97 thousand, respectively, or 13.3% and 0.4%, respectively, as compared to the three and six months ended June 30, 2019.  Revenues from our COVID-19 tests and sales of Cento Swab, which amounted to €2,082 thousand and €2,095 thousand, respectively, were included in our total revenues for the three and six months ended June 30, 2020.

The graphic below shows the number of test requests for the diagnostics segment (excluding COVID-19 tests) and pharmaceutical segment, as well as the number of test requests received for our internal research projects during the three and six months ended June 30, 2019 and 2020.

*The testing expenses relating to requests received for our internal research projects were included in [Corporate] as they did not generate any revenue and cannot be allocated to either of our two business segments.

The breakdown of our revenue by segment was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Revenue by segment:
Pharmaceutical	4,568	3,940	8,698	8,490
Diagnostics	6,638	5,779	13,223	13,334
Total Revenue	11,206	9,719	21,921	21,824

Pharmaceutical segment

Revenues from our pharmaceutical segment were €3,940 thousand for the three months ended June 30, 2020, a decrease of €628 thousand, or 13.7%, from €4,568 thousand for the three months ended June 30, 2019. Our partnership agreements are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination thereof.  The 13.7% decrease was primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

Revenues from our pharmaceutical segment were €8,490 thousand for the six months ended June 30, 2020, a decrease of €208 thousand, or 2.4%, from €8,698 thousand for the six months ended June 30, 2019.

The total number of active/completed collaborations in the six months ended June 30, 2020 amounted to 63, as compared to 60 in the six months ended June 30, 2019.  As of June 30, 2020, we collaborated with 41 pharmaceutical partners, as compared to 35 pharmaceutical partners as of June 30, 2019.

The graphs below show our revenues for the three and six months ended June 30, 2020 and 2019, resulting from our collaborations with our pharmaceutical partners, split between drug development stages, as well as between different fee structures:

Revenues from our collaborations which are structured on a fixed fee basis represented 63.0% and 60.2%, respectively, of our total revenues for the three and six months ended June 30, 2020, as compared to 59.1% and 57.6%, respectively, for the three and six months ended June 30, 2019.  Given the fee structure, these revenues provide us with stable revenues and cashflow from the pharmaceutical segment.  As new and existing clinical trials were slowed down or put on hold, the COVID-19 pandemic had a more significant impact on those of our collaborations that are structured on a fee per sample basis.  Revenues from fee per sample collaborations were €0.4 million and €1.1 million, respectively, for the three and six months ended June 30, 2020, and decreased by 39.8% and 15.7%, respectively, as compared to the same periods in 2019.  Revenues from the fee per sample collaborations represented 9.7% and 12.5%, respectively, of our total revenues for the pharmaceutical segment for the three and six months ended June 30, 2020, and decreased by 4.2 percentage points and 1.9 percentage points, respectively, compared to the same periods in 2019.

During the three and six months ended June 30, 2019, we entered into two collaborations with an existing pharmaceutical partner, of which upfront fees totaling €80 thousand and €430 thousand, respectively, representing the transaction price allocated to the one-off transfer of the Group’s intellectual property were received and recognized as revenues.  No such revenues were recognized in the three and six months ended June 30, 2020.

During the three and six months ended June 30, 2020, revenues from one pharmaceutical partner represented 26.2% and 26.4%, respectively, of our total revenue, as compared to 26.7% and 27.1%, respectively, for the three and six months ended June 30, 2019.

Diagnostics segment

Revenues from our diagnostics segment were €5,779 thousand for the three months ended June 30, 2020, a decrease of €859 thousand, or 12.9%, from €6,638 thousand for the three months ended June 30, 2019.   Revenues from our diagnostics segment were €13,334 thousand for the six months ended June 30, 2020, an increase of €111 thousand, or 0.8%, from €13,223 thousand for the six months ended June 30, 2019.  Out of total revenues from our diagnostics segment for the three and six months ended June 30, 2020, 36.0% and 15.7%, respectively, were generated from our COVID-19 tests and sales of CentoSwab.

Excluding revenues from COVID-19 tests and sales of CentoSwab, revenues from our diagnostics segment for the three and six months ended June 30, 2020, decreased by 44.3% and 15.0%, respectively, as compared to those for the three and six months ended June 30, 2019.  The decreases were mainly due to decreases in test requests for all our primary rare diease testing products (i.e., standard genetic testing including single gene, CNV and mutation quantification products, panel sequencing, whole exome sequencing (“WES”) and whole genome sequencing (“WGS”), as well as non-invasive pre-natal testing (“NIPT”)  and biochemistry) as a result of the COVID-19 pandemic.  The decreases were also attributable to decreases in test requests for our NIPT, a non-core diagnostics product, which we intend to continue lowering the volume of, to focus more on the testing products that provide a larger quantity of data, such as WES and WGS, to continue growing our rare disease platform repository.

The graph below shows the test requests received in the diagnostics segment, split between primary rare diease testing products, for the three and six months ended June 30, 2020 and 2019:

For the three and six months ended June 30, 2020 and 2019, our total diagnostics segment revenues from our primary rare disease testing  products were as follows:

The revenues for the diagnostics segment are recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered.  The 44.3% decrease in revenues from our primary rare disease tests for the three months ended June 30, 2020, was primarily driven by the decrease in test requests across all testing products by 45.7% as compared to the three months ended June 30, 2019.  In particular, the decreases in test requests and revenues from our NIPT (non-core and relatively low price product) were 55.0% and 38.0%, respectively, for the three months ended June 30, 2020 as compared to the same period ended June 30, 2019 reflecting our strategy of moving towards testing products that provide a larger quantity of data.  The total number of WES and WGS test requests received in the diagnostics segment for the three months ended June 30, 2020, was approximately 2,040, representing 29.1% of total test requests for the period, and representing an increase of 5.9 percentage points as compared to the proportion of WES and WGS received over the total test requests received for the three months ended June 30, 2019.

The 15.0% decrease in revenues from our primary testing products for the six months ended June 30, 2020, was in line with the decrease in test requests by 22.8% as compared to the six months ended June 30, 2019, of which test requests and revenues from our NIPT decreased by 55.5% and 38.9%, respectively, for the six months ended June 30, 2020 as compared to the same period ended June 30, 2019.  On the other hand, the total number of WES and WGS test requests received in the diagnostics segment for the six months ended June 30, 2020 increased by 15.5% to 6,540 test requests, from approximately 5,660 test requests received for the six months ended June 30, 2019. Total number of WES and WGS test requests received in the diagnostics segment for the six months ended June 30, 2020 represented 32.8% of total primary rare disease test requests for the period, a 10.8 percentage points increase as compared to the proportion of WES and WGS received over the total test requests for the six months ended June 30, 2019.

The breakdown of our revenue from both of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Revenue by geographical region:
Europe	2,130	3,226	3,691	4,887
of which: Germany	266	2,115	328	2,207
of which: Netherlands	—	—	—	3
Middle East	3,218	1,834	6,772	6,252
of which: Saudi Arabia	1,495	1,106	3,182	4,139
North America	4,936	4,374	9,678	9,497
of which: United States	4,856	4,365	9,329	9,339
Latin America	681	219	1,319	965
Asia Pacific	241	66	461	223
Total Revenue	11,206	9,719	21,921	21,824

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

Our North America region contributed €4,374 thousand to revenues for the three months ended June 30, 2020, a decrease of €562 thousand, or 11.4%, from €4,936 thousand for the three months ended June, 2019, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 90% are allocated to the North America region.  Revenues from the North America region for the six months ended June 30, 2020, decreased to €9,497 thousand, representing a decrease of €181 thousand, or 1.9%, from €9,678 thousand, which is mainly due to a decrease in revenues from the diagnostics segment by €199 thousand, or 15.1%, as compared to the six months ended June 30, 2020.  Revenues from the North America region represented 45.0% and 43.5%, respectively, of our total revenues for the three and six months ended June 30, 2020, as compared to 44.0% and 44.1%, respectively, for the three and six months ended June 30, 2019.

Our Middle East region contributed €1,834 thousand to revenues for the three months ended June 30, 2020, a decrease of €1,384 thousand, or 43.0%, from €3,218 thousand for the three months ended June 30, 2019. This was primarily attributable to the decrease in test requests received in our diagnostics segment by 55.8% in the three months ended June 30, 2020, as compared to the three months ended June 30, 2020.  The negative impact of the diagnostics segment in the Middle East region was partially offset by the increase in revenues in the first quarter of 2020. As a result, revenues from the Middle East region for the six months ended June 30, 2020 only decreased by €520 thousand, or 7.7%, to €6,252 thousand from €6,772 thousand for the six months ended June 30, 2020.  In addition, revenues from the Middle East region were also impacted by the cancellation of our fixed fee contract for sales of NIPT in September 2019.  Revenues from that fixed fee contract were €463 thousand and €1,039 thousand, respectively, in the three and six months ended June 30, 2019.  Revenues from the Middle East region represented 18.9% and 28.6%, respectively, of our total revenues for the three and six months ended June 30, 2020, as compared to 28.7% and 30.9%, respectively, for the three and six months ended June 30, 2019.

Our Europe region contributed €3,226 thousand and €4,887 thousand, respectively, to revenues for the three and six months ended June 30, 2020, representing increases of 51.5% and 32.4%, respectively, as compared to the three and six months ended June 30, 2019.  The increases were mainly driven by revenues from our COVID-19 testing during the period, as over 95% of such revenues were generated in Germany.  Revenues from the Europe region represented 33.2% and 22.4% respectively, of our total revenues for the three and six months ended June 30, 2020, as compared to 19.0% and 16.8%, respectively, for the three and six months ended June 30, 2019.

Cost of Sales

Cost of sales increased by €701 thousand, or 11.5%, to €6,815 thousand for the three months ended June 30, 2020, from €6,114 thousand for the three months ended June 30, 2019, and increased by €975 thousand, or 7.6%, to €13,833 thousand for the six months ended June 30, 2020, from €12,858 thousand for the six months ended June 30, 2019.  Cost of sales for the three and six months ended June 30, 2020 represented 70.1% and 63.4%, respectively, of total revenue, representing increases of 15.5 percentage points and 4.7 percentage points, respectively, as compared to 54.6% and 58.7%, respectively, for the three and six months ended June 30, 2019.

Cost of sales incurred by our pharmaceutical segment for the three and six months ended June 30, 2020 represented 49.8% and 45.4%, respectively, of the revenues from the segment, representing increases of 21.8 percentage points and 21.6 percentage points, respectively, as compared to 28.0% and 23.8%, respectively, for the three and six months ended June 30, 2019 for our pharmaceutical segment.  The increases were mainly due to a higher portion of revenues from clinical study related collaborations, where higher staff costs and consumable costs are incurred as compared to patient screening collaborations in the past where the consumable costs were comparatively low due to different technologies being used in the testing.

Cost of sales incurred by our diagnostics segment for the three months ended June 30, 2020 represented 84.0% of the revenues from the segment, representing an increase of 11.1 percentage points as compared to 72.9% for the three months ended June 30, 2019.  The increase was mainly due to the fixed costs incurred for the segment, such as depreciation of laboratory equipment, as well as personnel costs for employees for laboratory operations, and remained similar to the fixed costs incurred the previous quarter, notwithstanding the decrease in revenues for the period.

Cost of sales incurred by our diagnostics segment for the six months ended June 30, 2020 represented 74.8% of the revenues from the segment, representing a decrease of 6.8 percentage points as compared to 81.6% for the six months ended June 30, 2019 for our diagnostics segment.  The decrease was mainly due to a change in the product mix, with fewer NIPT tests (which have comparatively higher costs per test) performed in the six months ended June 2020, which more than offset an increase in cost of sales in the three months ended June 30, 2020.

Gross Profit

As a result of the above factors, our gross profit decreased by €2,188 thousand, or 43.0%, to €2,904 thousand for the three months ended June 30, 2020, from €5,092 thousand for the three months ended June 30, 2019, while our gross profit for the six months ended June 30, 2020,decreased by €1,072 thousand, or 11.8%, to €7,991 thousand from €9,063 thousand for the six months ended June 30, 2019.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the three and six months ended June 30, 2020 and 2019.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Wages and salaries and social security expenses	929	1,257	1,809	2,177
Laboratory supplies and consumable costs	392	708	409	926
IT development costs	715	443	1,272	1,450
Depreciation and amortization expenses	323	631	525	1,018
Others	48	80	93	239
Total research and development expenses	2,407	3,119	4,108	5,810

Research and development expenses increased by €712 thousand, or 29.6%, to €3,119 thousand for the three months ended June 30, 2020, from €2,407 thousand for the three months ended June 30, 2019, while our research and development expense increased by €1,702 thousand, or 41.1%, to €5,810 thousand for the six months ended June 30, 2020, from €4,108 thousand for the six months ended June 30, 2019.   This mainly represents personnel costs, consumable costs and IT-related expenses incurred in the research phase that do not qualify for capitalization, or costs incurred for the updates or improvement of our biomarkers, databases and technology platform for which development is completed.

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the three and six months ended June 30, 2020 and 2019.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Wages and salaries, social security and termination expenses	1,099	1,963	2,681	4,303
Share-based payment expenses	1,891	336	3,969	1,393
Legal and consulting expenses	346	1,634	811	2,653
Travelling, corporate communication and event expenses	908	359	1,224	861
IT operational costs	328	398	518	848
Insurance premiums	137	1,179	226	1,985
Depreciation and amortization expenses	310	711	696	1,300
Others	674	1,187	1,478	2,322
Total general administrative expenses	5,693	7,767	11,603	15,665

General administrative expenses increased by €2,074 thousand, or 36.4%, to €7,767 thousand for the three months ended June 30, 2020, from €5,693 thousand for the three months ended June 30, 2019, while general administrative expenses increased by €4,062 thousand, or 35.0%, to €15,665 thousand for the six months ended June 30, 2020, from €11,603 thousand for the six months ended June 30, 2019.

The increases were principally due to an increase in personnel costs and operating expenses as a result of the expansion of the business. The increase was also due to costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums.  General administrative expenses for the three and six months ended June 30, 2020 also included €267 thousand incurred in relation to COVID-19 tests offered free of charge to our employees and the community, and legal and consulting expenses of €173 thousand incurred in relation to our Follow-on Equity Offering completed in July 2020.

Share-based compensation expenses for the three and six months ended June 30, 2019 were calculated based on the estimated fair values of the share-based awards as of June 30, 2019, as well as the estimated number of awards expected to vest, while the share-based compensation expenses for the three and six months ended June 30, 2020 were based on the estimated fair values of the share-based awards at the grant date.

Selling Expenses

Selling expenses for the three and six months ended June 30, 2020 were €2,386 thousand and €4,712 thousand respectively, representing a minor increase of €41 thousand, or 1.7% as compared to €2,345 thousand for the three months ended June 30, 2019, and an increase of €356 thousand, or 8.2%, as compared to €4,356 thousand for the six months ended June 30, 2019.  The increases for the three and six months ended June 30, 2020  were mainly due to the expansion of our business development team for the pharmaceutical segment, offset by a reduction in expenses incurred for conferences and exhibitions due to travel restrictions and other social-distancing measures.

Other Operating Income / (Expenses)

Other operating income increased by €211 thousand, or 35.8%, to €801 thousand for the three months ended June 30, 2020, from €590 thousand for the three months ended June 30, 2019, and increased by €58 thousand, or 3.4%, to €1,746 thousand for the six months ended June 30, 2020, from €1,688 thousand for the six months ended June 30, 2019, principally due to higher grant income received during the periods.

Other operating expenses increased by €415 thousand and €1,348 thousand, respectively, to €537 thousand and €1,812 thousand, respectively, for the three and six months ended June 30, 2020, from €122 thousand and €464 thousand, respectively, for the three and six months ended June 30, 2019.   We considered the impact of the COVID-19 pandemic on the global economy and the unforeseeable impact and disruption to different businesses when assessing credit risk, in particular regarding the MENA region for the diagnostics segment as it represents the majority of that segment’s revenue.  As a result, the credit loss allowances on trade receivables and contract assets increased by €378 thousand and €1,212 thousand, respectively, to €500 thousand and €1,674 thousand for the three and six months ended June 30, 2020, as compared to increases of €122 thousand and €462 thousand, respectively, for the three and six months ended June 30, 2019.

Interest and Similar Income / (Expenses)

Interest and similar income decreased by €9 thousand and €1 thousand, respectively, to €13 thousand and €13 thousand, respectively, for the three and six months ended June 30, 2020, from €4 thousand and €12 thousand, respectively, for the three and six months ended June 30, 2019.

Interest and similar expenses increased by €58 thousand and €287 thousand, respectively, to €269 thousand and €718 thousand, respectively, for the three and six months ended June 30, 2020, from €211 thousand and €431 thousand, respectively, for the three and six months ended June 30, 2019, principally due to interest expenses in conjunction with the lease liabilities accounted for upon the adoption of IFRS 16 effective since January 1, 2019.

Real estate transfer tax

In June 2019, we sold our land and building, which had a carrying value of €22,778 thousand, to a subsidiary in preparation for a potential sale and leaseback transaction. Such intercompany transaction resulted in a real estate transfer tax expense of  €1,200 thousand and was recognized in the three and six months periods ended June 30, 2019.

Loss Before Taxes

As a result of the factors described above, our losses before taxes for the three and six months ended June 30, 2020 were €10,360 thousand and €18,967 thousand, respectively, representing increases of €4,068 thousand and €7,568 thousand, respectively, from losses before taxes of €6,292 thousand and €11,399 thousand, respectively, for the three and months ended June 30, 2019.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA, which we define as operating loss presented in the consolidated statements of comprehensive loss, adjusted for corporate expenses, depreciation and amortization as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	3,217	1,799	6,161	4,407
Diagnostics	530	(824)	541	(737)
Total segment Adjusted EBITDA	3,747	975	6,702	3,670

Adjusted EBITDA from our pharmaceutical segment for the three and six months ended June 30, 2020 were €1,799 thousand and €4,407 thousand, respectively, representing decreases of €1,418 thousand and €1,754 thousand, respectively, as compared to €3,217 thousand and €6,161 thousand, respectively, for the three and six months ended June 30, 2019. The decreases were primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales and the continuous expansion of our business development team.

Adjusted EBITDA from our diagnostics segment for the three months ended June 30, 2020, was negative €824 thousand, a decrease of €1,354 thousand as compared to €530 thousand for the three months ended June 30, 2019. The decrease is mainly due to decreases in revenues during the period.  Adjusted EBITDA from our diagnostics segment for the six months ended June 30, 2020, was negative €737 thousand, a decrease of €1,278 thousand as compared to €541 thousand for the six months ended June 30, 2019, mainly attributable to increased expected credit loss allowances on trade receivables and contract assets recognized during the period.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. For the remaining period of 2020 and beyond, we anticipate that our capital expenditures will increase from prior periods as we continue to increase our research and development efforts. Our main source of liquidity has been our secured loans, municipal loans and government funding of research programs as well as the proceeds from our initial public offering.

In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of €24 million.

However, our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitment”.   We believe that our existing cash and cash equivalents and proceeds from the Follow-on Equity Offering will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2020 and 2019:

	For the Six Months Ended June 30,
	2019	2020
	(unaudited, € in thousands)
Consolidated statement of cash flows:
Cash flow used in operating activities	(1,907)	(14,636)
Cash flow used in investing activities	(3,603)	(6,634)
Cash flow used in financing activities	(148)	(2,425)
Net decrease in cash and cash equivalents	(5,658)	(23,695)
Cash and cash equivalents at the beginning of the period	9,222	41,095
Cash and cash equivalents at the end of the period	3,564	17,400

Operating Activities

Our cash flow used in operating activities primarily relates to changes in the components of our working capital, including cash received from our pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the six months ended June 30, 2020, cash used in operating activities was €14,636 thousand, an increase of €12,729 thousand as compared to €1,907 thousand for the six months ended June 30, 2019. This change was principally due to the increase in losses incurred for the period.  In addition, to ensure we can continue to operate without being potentially affected by the COVID-19 pandemic limitations of our suppliers, we have purchased additional inventories for both COVID-19 tests and our core genetic testing, reflected in the increase in inventories by €6,252 thousand to €8,061 thousand as of June 30, 2020, from €1,809 thousand as of December 31, 2019.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, plant, property and equipment and right-of-use assets, as well as grants received for investments in property, plant and equipment.

The increase is mainly due to investments made in respect of COVID-19 testing during the period of €2.5 million, of which approximately €1.9 million and €0.6 million, respectively, are included in property, plant and equipment and right-of-use assets.

Financing Activities

Our cash flow used in financing activities consists of repayment of secured bank loans related to the construction of our new facility in Rostock, repayment of lease liabilities and interest expenses, net of the overdraft facility drawn during the period.

The increase is mainly due to the decrease in overdraft drawn in the six months ended June 30, 2020 by €900 thousand as compared to the six months ended June 30, 2019.  Cash used in financing activities included also repayment of lease liabilities of €1,619 thousand for the six months ended June 30, 2020, an increase of €970 thousand as compared to repayment of €649 thousand for the six months ended June 30, 2019.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of June 30, 2020, but without showing the impact of offsetting.

			Payments due by Period
	Carrying amount	Total contractual cashflow	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
			(unaudited, € in thousands)
Secured bank loans	1,369	1,421	844	577	—	—
Bank overdraft	3,127	3,127	3,127	—	—	—
Other bank loans(1)	438	438	438	—	—	—
Lease liabilities(2)	22,359	26,656	4,335	6,870	3,785	11,666
Trade payables	8,828	8,828	8,828	—	—	—
Total	36,121	40,470	17,572	7,447	3,785	11,666

(1)         On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the United States, which was a stimulus bill intended to bolster the U.S. economy, among other things, and provide assistance to qualifying businesses and individuals. The CARES Act included an infusion of funds into the healthcare system, and in May 2020, we received USD 475,000 as part of this initiative. This payment was recognized in short term current loans as of June 30, 2020. At this time, we are not certain of the availability, extent or impact of any future relief provided under the CARES Act.

(2)         Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

In addition, to the contractual obligations disclosed above, we also have various lease contracts in relation to the expansion of our Rostock headquarters and the Frankfurt laboratory that had not yet commenced as at June 30, 2020. The future lease payments and utilities for these non-cancellable lease contracts are €32 thousand within one year, €1,218 thousand within five years and €5,324 thousand thereafter as at June 30, 2020.

We also have various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are €75 thousand within one year and €23 thousand within five years as at June 30, 2020.

As of June 30, 2020, we had concluded agreements with suppliers, for goods and services to be provided subsequent to June 30, 2020, with a total payment obligation of approximately €6,172 thousand.

For further information on our material loan agreements, please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” in our Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020, and other current reports and documents filed with the SEC.  These risks and uncertainties include factors relating to:

•                  our ability to effectively manage our future growth and to execute our business strategy;

•                  our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•                  the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•                  economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•                  our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•                  our assumptions regarding market size in the rare disease industry and our growth potential;

•                  our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•                  our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•                  our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•                  our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•                  the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•                  our ability to remediate our material weakness on internal control over financial reporting;

•                  general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•                  changes in government and industry regulation and tax matters;

•                  other factors that may affect our financial condition, liquidity and results of operations; and

•                  other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors”, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020, and other current reports and documents filed with the SEC, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.